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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (Amendment No. 1)
                                 (Rule 14D-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                              BENJAMIN MOORE & CO.
                            (Name of Subject Company)

                              BENJAMIN MOORE & CO.
                      (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $3.33 1/3 Per Share
                         (Title of Class of Securities)

                                    615649100
                      (CUSIP Number of Class of Securities)

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                               Donald E. Devine II
              Vice President -- Finance -- Chief Financial Officer
                              Benjamin Moore & Co.
                             51 Chestnut Ridge Road
                           Montvale, New Jersey 07645
                            Telephone: (201) 573-9600
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                 With a Copy to:

                              John J. Madden, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                             New York, NY 10022-6069
                                 (212) 848-4000

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     Benjamin Moore & Co., a New Jersey corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 17, 2000 (the "Schedule 14D-9"), relating to the tender offer by B Acquisition, Inc., a New Jersey corporation ("Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 17, 2000, to purchase all outstanding shares of common stock, par value $3.33 1/3 per share of the Company (the "Shares") at a purchase price of $37.82 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments and supplements thereto collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information at the end of the discussion under the heading "Antitrust-United States":

     The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, expired on December 2, 2000.

     Item 8 of the Schedule 14D-9 is further hereby amended and supplemented by adding the following information at the end of the discussion under the heading "Non-U.S. Regulatory Approvals":

     The waiting period applicable to the Offer under the Canadian Competition Act expired on December 6, 2000.

     A copy of the press release issued by the Company and Parent with respect to the foregoing is filed herewith as Exhibit 16 and is incorporated herein by reference.

ITEM 9.  EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by including the following information:

     16. Joint Press Release, issued by the Company and Parent on December 7, 2000.



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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    By: /s/Yvan Dupuy
                                        -------------------
                                        Name:  Yvan Dupuy
                                        Title: President and Chief Executive
                                                 Officer

Dated: December 7, 2000

EXHIBIT 16 - JOINT PRESS RELEASE

                                                                      EXHIBIT 16

         BERKSHIRE HATHAWAY OBTAINS FTC AND CANADIAN COMPETITION BUREAU
                    CLEARANCE FOR BENJAMIN MOORE ACQUISITION


     Omaha, Nebraska and Montvale, New Jersey -- December 7, 2000 -- Berkshire Hathaway Inc. (NYSE: BRK.A, BRK.B) and Benjamin Moore & Co. (OTCBB: MBEN .OB) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to Berkshire Hathaway's tender offer for Benjamin Moore & Co. has expired. The applicable waiting period under the Competition Act (Canada), as amended, also has expired, and the Canadian Competition Bureau has notified Berkshire Hathaway that it does not intend to challenge the tender offer. The expiration of the two waiting periods clears the way for Berkshire Hathaway to acquire Benjamin Moore.

     The tender offer is scheduled to expire at midnight New York City time, on Friday, December 15, 2000, unless it is extended.

     The tender offer was commenced on November 17, 2000, by B Acquisition, Inc., a wholly owned subsidiary of Berkshire Hathaway, for all of the outstanding shares of common stock of Benjamin Moore at the cash price of $37.82 per share. The tender offer is subject to certain conditions, including the tender of not less than two-thirds of the outstanding common stock of Benjamin Moore on a fully diluted basis.

     Upon successful completion of the tender offer, Berkshire Hathaway and Benjamin Moore intend to merge B Acquisition with and into Benjamin Moore. Pursuant to this merger, the remaining shareholders of Benjamin Moore will receive the same amount per share as paid in the tender offer, and Benjamin Moore will become a wholly owned subsidiary of Berkshire Hathaway. The total value of the transaction is approximately $1 billion dollars.

     Benjamin Moore, a leading manufacturer and retailer of premium paints, stains, and industrial coatings, was founded in 1883. Headquartered in Montvale, New Jersey, Benjamin Moore's products are distributed throughout North American through a network of authorized dealers.

     Berkshire Hathaway is a holding company which owns subsidiaries engaged in a diverse number of business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

     This press release contains forward-looking statements with respect to management's beliefs about the financial conditions, results of operations, and business of Berkshire Hathaway and Benjamin Moore. These statements involve risk and uncertainties. The actual outcome could differ materially from that contemplated by such statements. Factors that could cause or contribute to such differences could include, but are not limited to, general business conditions, strength of retail economy and growth in the coatings industry, unusual weather conditions, and competition in the coatings business, as well as other risks detailed herein and in reports filed by Benjamin Moore with the Securities and Exchange Commission ("SEC").

     Benjamin Moore shareholders are advised to read the tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents) regarding the acquisition of Benjamin Moore referenced in this news release, which has been filed by Berkshire Hathaway and B Acquisition with the SEC, and the related solicitation/recommendation statement filed by Benjamin Moore with the SEC. The tender offer statement and the solicitation/ recommendation statement contain important information which should be read carefully before any decision is made with respect to the tender offer. These documents are available to all shareholders of Benjamin Moore at no expense to them. These documents also are available at no charge at the SEC's web site, www.sec.gov.


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FOR FURTHER INFORMATION, PLEASE CONTACT:

      Berkshire Hathaway:   Marc Hamburg
                            (402) 346-1400

      Benjamin Moore:       Eileen McComb
                            (201) 573-6620

      Hill and Knowlton:    Marisa Jacobs
                            (212) 885-0390